NEWS
FOR IMMEDIATE RELEASE	#22-97
August 6, 1997

GMP-WYLY CREATE NATIONAL ENERGY BRAND FOR CONSUMERS WHO CARE ABOUT THE
ENVIRONMENT

SOUTH BURLINGTON, VT . . . Green Mountain Power Corporation (GMP) and The Wyly Family announced today that a company their affiliates jointly own will compete in the emerging consumer retail energy market, starting in California where customers will begin choosing their electricity supplier as early as November 1997.

Using a planned $30 million investment by The Wyly Family, and three years' advance work by a GMP subsidiary, the new company will create a retail brand of electricity and natural gas that will be sold to consumers who care about the environment in competitive markets across the nation. The company, Green Mountain Energy Resources L.L.C. (GMER), is owned by an affiliate of the Wylys and a subsidiary of GMP. GMER is based in South Burlington, Vermont.

Douglas G. Hyde, President and CEO of Green Mountain Power, will leave GMP to become President of GMER. "We intend to unleash the power of consumer choice and in the process create a market for environmentally attractive energy," he said. "We know from our earlier work that customers want to buy energy sources that do not threaten the planet, and we know how to provide them with that opportunity. GMER is already registered to sell energy in California, and we're eager to get into other markets as soon as they open up."

Sam Wyly said, "We're combining three elements that can't fail: The Vermont environmental ethic, Texas capital and old-fashioned American entrepreneurs' frontier spirit. We're taking that combination into a brand new market that's bigger than the telephone industry. And it's clear to me that now, at the outset of this new industry, no one knows more about the market than the people running Green Mountain Energy Resources."

The Wyly Family is the principal investor in GMER. A subsidiary of GMP will retain a 33 percent equity interest in return for its development work. The Wyly investment will provide funds for continued development and the costs of operating the company.

"The creation and funding of GMER is the logical -- and certainly exciting -- next step in the pursuit of opportunity in the energy retail market as it develops across the country," Mr. Hyde said. "GMP has been an enthusiastic and, we believe, successful leader in bringing competitive choices to retail energy consumers in Massachusetts and New Hampshire. Now, the initiative and resources of the Wylys make it possible to continue the transformation by creating a market-oriented company with strong financial backing that will be fully operational by the time retail sales begin in California in January."

The Wylys are Dallas entrepreneurs who have founded and helped build several substantial successful publicly traded growth companies, including Sterling Commerce (SE); Sterling Software (SSW); and Michaels Stores (MIKE), a retail chain selling arts, crafts, frames and floral with more than 450 stores nationwide, including 79 in California; and Maverick Capital, a private hedge fund.

Mr. Wyly said, "This investment opportunity is created by the oncoming transition of the electric and gas utility market in America from monopolies to one of free market competition. Results will be similar to those created over the past 25 years as the USA telephone monopolies evolved into a competitive business in which customers had choice as to the service and equipment they want as opposed to being forced to buy a service or product from a monopoly provider. We expect the same benefits to customers over the coming 25 years in terms of customers getting what they want as opposed to getting what they are told they can have.

"The Wylys and Green Mountain believe that clean air is enormously important to American consumers, and we intend to offer them an opportunity to direct the dollars they spend toward cleaner energy resources," Mr. Wyly continued.

The first state to give its citizens a choice in electricity will be California, which opens up to retail competition in January 1998. Last month, GMER was one of the first to file to compete in this new free market environment in the USA. "We expect Rhode Island and Massachusetts to shortly follow California's lead. Other states will follow with a lag time that depends on how soon state legislatures can be convinced to give consumers a choice," Mr. Wyly said.

"Green Mountain Power, serving 160,000 people in its service territory in Vermont, has one of the most enlightened board and management teams in the industry. The process this team initiated will allow our new jointly-owned company to go beyond Vermont and pursue a market of 270 million Americans," said Mr. Wyly.

Members of the GMP senior management team who will join Mr. Hyde in moving to the new company with new responsibilities are Julie Blunden, California Regional Director; Thomas Boucher, Vice President, Energy Supply, Business Development and Customer Operations; Kevin Hartley, Vice President, Marketing; Karen O'Neill, Vice President, Regional Development and Strategic Alliances; and Peter Zamore, Vice President, General Counsel and Secretary. Also part of the senior management team will be David Luther, a former Senior Vice President of Corning, Inc., who will hold the title at GMER of Vice President - Finance and Administration, and Treasurer.

Mr. Hyde said, "I am also very pleased that this new national venture will be Vermont-based. It will create new opportunities for Vermonters who will eventually work for this enterprise. We hope this business will grow so that it will employ more than 100 people in the near future."

The GMP Board of Directors approved the GMER plan and also elected - effective today - Christopher L. Dutton as the new President and CEO, and a member of the Board of Directors of GMP. Mr. Dutton, 48, has been Chief Financial Officer of GMP since 1995 and for ten years before that he was General Counsel.